SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

Amendment No. 1

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

CORN PRODUCTS INTERNATIONAL, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	22-3514823

(State or Other jurisdiction of Incorporation)	(IRS Employer Identification No.)

5 Westbrook Corporate Center Westchester, Illinois	60154-5749

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to:	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to:
General Instruction A.(c), please check the following box. ☑	General Instruction A.(d), please check the following box ☐

Securities Act registration statement file number to which this form relates:      001-13397

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered

Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURES
EXHIBIT INDEX

     Corn Products International, Inc., a Delaware corporation, hereby amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 17, 1997.

Item 1. Description of Registrant’s Securities to be Registered

     On December 1, 2004, the Board of Directors of Corn Products International, Inc. (the “Company”) authorized and declared a two-for-one stock split (the “Stock Split”) effected as a 100-percent stock dividend on the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), payable on January 25, 2005. This Amendment No. 1 to Form 8-A amends and restates the description of the Company’s preferred stock purchase rights (the “Rights”) in light of certain changes effectuated by the Stock Split.

     Pursuant to the authorization of the Board of Directors of the Company, on September 19, 1997, prior to the Stock Split, each outstanding share of Common Stock was accompanied by one Right. As a result of the Stock Split and effective as of the January 25, 2005 distribution date for the Stock Split, each outstanding share of Common Stock will thereafter be accompanied by one-half of one Right. A full Right originally entitled the registered holder to purchase from the Company one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) at a price of $120 per one one-hundredth of a share, subject to adjustment. After the Stock Split, a full Right, when it becomes exercisable and until such time as it expires or is redeemed or exchanged, will continue to entitle the registered holder to purchase one one-hundredth of a share of Series A Preferred Stock at a price of $120 per one one-hundredth of a share, subject to adjustment (the “Purchase Price”). The terms of the Rights are set forth in the Rights Agreement (the “Rights Agreement”), amended and restated as of September 9, 2002, between Corn Products International, Inc. and The Bank of New York, as rights agent (as successor to First Chicago Trust Company of New York, the “Rights Agent”).

     Each share of Series A Preferred Stock will be entitled to a preferential quarterly dividend payment equal to the greater of $5.00 per share and 200 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of Series A Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of $10.00 per share and 200 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 200 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 200 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

     As a result of the dividend, liquidation and voting rights of the Series A Preferred Stock, the value of the interest in the one one-hundredth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of two shares of Common Stock.

     Until the earlier to occur of (i) the date that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”) and (ii) ten business days (or such later date as the Board of Directors shall determine prior to such time as any person has become an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock (the earlier of such dates being the “Rights Separation Date”), the Rights will be evidenced by the certificates representing shares of Common Stock and no separate Rights Certificates (as defined below) will be issued and distributed. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Rights Separation Date will be issued with Rights.

     Until the Rights Separation Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Rights Separation Date, certificates representing shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Rights Separation Date, a separate Certificate evidencing the Rights (a “Rights Certificate”) will be mailed to holders of record of Common Stock as of the close of business on the Rights Separation Date and such separate Rights Certificate alone will evidence the Rights. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

     The Rights are not exercisable until the Rights Separation Date and will expire at the close of business on December 31, 2007, unless previously redeemed by the Company as described below.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person or any affiliate or associate thereof and the Common Stock is not changed or exchanged or (ii) any person shall become an Acquiring Person (except pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms which at least a majority of the outside directors determine to be fair to the stockholders of the Company and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person and certain related parties will become null and void.

     To illustrate the rights described in the preceding paragraph, at an exercise price of $120.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $240.00 worth of Common Stock (or other consideration, as noted above) for $120.00. Assuming that the Common Stock has a per share value of $20.00 at such time, the holder of each Right would be entitled to purchase twelve shares of Common Stock for $120.00.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger with any person and the Common Stock is changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

     The Purchase Price payable, and the fraction of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. In addition, to the extent that the Company does not have sufficient shares of Common Stock issuable upon exercise of the Rights following the occurrence of a Triggering Event, the Company may, under certain circumstances, reduce the Purchase Price. No fractional shares of Series A Preferred Stock (other than fractions which are integral multiples of one one-hundredth) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock or the Common Stock on the last trading date prior to the date of exercise.

     At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the $0.01 redemption price. In addition, at any time after the Stock Acquisition Date and before an Acquiring Person acquires more than 50% of the Common Stock, the Company’s Board of Directors may elect to exchange each Right (other than Rights that have become null and void as described above), in whole or in part, for two shares of Common Stock. Both the redemption price and the exchange rate are subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of an acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights (except with respect to increasing the Purchase Price under certain circumstances described in the Rights Agreement), any of the provisions of the Rights Agreement may be amended by the Company’s Board of Directors prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may be amended by the Company’s Board of Directors in order to cure any ambiguity, to correct any defects or inconsistencies, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time when the Rights are not redeemable.

     As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued prior to the Rights Separation Date so that all such shares will have attached Rights. The Company has initially authorized and reserved 1,000,000 shares of Series A Preferred Stock for issuance upon exercise of the Rights.

     The Rights have certain “anti-takeover” effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that holders of the Rights become entitled to exercise their Rights for shares of Common Stock (or common stock of the surviving entity in a merger with the Company), since until such time the Rights generally may be redeemed by the Board of Directors of the Company at $0.01 per Right.

     The Rights are not dilutive and will not affect reported earnings per share.

     The Rights Agreement between the Company and The Bank of New York, as rights agent, specifying the terms of the Rights, which includes as exhibits the form of Certificate of Designation of the Series A Junior Participating Preferred Stock containing the terms of the Series A Preferred Stock and the form of Rights Certificate, is an exhibit hereto and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits

Exhibit 4.1	Rights Agreement, amended and restated as of September 9, 2002, between Corn Products International, Inc. and The Bank of New York, as rights agent (incorporated by reference to Exhibit 4 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2002)

Exhibit 4.2	Form of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Corn Products International, Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto)

Exhibit 4.3	Form of Rights Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CORN PRODUCTS INTERNATIONAL, INC.

Date: January [___], 2005	By:	/s/ Cheryl K. Beebe

Name: Cheryl K. Beebe Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit 4.1	Rights Agreement, amended and restated as of September 9, 2002, between Corn Products International, Inc. and The Bank of New York, as rights agent (incorporated by reference to Exhibit 4 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2002)

Exhibit 4.2	Form of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Corn Products International, Inc. (attached as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto)

Exhibit 4.3	Form of Rights Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto)